EXHIBIT 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our consolidated ratio of earnings to fixed changes for the periods indicated. Prior to June 30, 2003, we were a wholly owned subsidiary of Conexant Systems, Inc.

	Year Ended September 30,
	2006	2005	2004	2003	2002
	(in thousands, except per share amounts)
Earnings:
Loss before income taxes and cumulative effect of change in accounting principle	$(22,665)	$(62,259)	$(92,526)	$(176,481)	$(667,574)
Add: Fixed charges	4,753	4,205	2,243	2,972	4,647

	$(17,912)	$(58,054)	$(90,283)	$(173,509)	$(662,927)

Fixed Charges:
Interest expense	$2,231	$1,788	$—	$—	$—
Interest portion of rental expense	2,540	2,417	2,243	2,972	4,647

	$4,771	$4,205	$2,243	$2,972	$4,647

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	Our earnings were insufficient to cover our fixed charges by $22.7 million (2006), $62.3 million (2005), $92.5 million (2004), $176.5 million (2003), and $667.6 million (2002).